UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-264746

KINIKSA PHARMACEUTICALS, LTD.*

(Exact name of registrant as specified in its charter)

Clarendon House

2 Church Street

Hamilton HM11, Bermuda

(808) 451-3453

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common shares, $0.000273235 par value*

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

*This Form 15 relates solely to the reporting obligations of Kiniksa Pharmaceuticals, Ltd., a Bermuda exempted company (“Kiniksa Bermuda”), a wholly owned subsidiary of Kiniksa Pharmaceuticals International, plc, a company incorporated under the laws of England and Wales (“Kiniksa International”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Kiniksa International as the successor issuer to Kiniksa Bermuda pursuant to Rule 12g-3(a) thereunder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kiniksa Pharmaceuticals, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KINIKSA PHARMACEUTICALS, LTD.

Date: June 28, 2024	By:	/s/ Michael R. Megna
	Name:	Michael R. Megna
	Title:	Director